

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 4, 2007

Scot W. Melland
President and Chief Executive Officer
Dice Holdings, Inc.
3 Park Avenue
New York, NY 10016

   **Re: Dice Holdings, Inc.**
     **Amendment No. 1 to Registration Statement on Form S-1**
     **Filed May 18, 2007**
     **File No. 333-141876**

Dear Mr. Melland:

   We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

1. We note your response to comment 7 in our letter dated May 8, 2007. In addition to the disclosure you cross-reference, please disclose in this section the cash proceeds that General Atlantic and Quadrangle Group, as well as your directors and executive officers, received or will receive in the aggregate from the 2006 and 2007 dividends and the proceeds of the offering.

Summary of Historical and Pro Forma Combined Consolidated Financial and Other Data, page 9

2. We note your revised disclosures on pages 13-15 in response to comment 13 in our letter dated May 3, 2007. Specifically, we note your statement that you are presenting Adjusted EBITDA as a liquidity measure. However, in the third bullet on page 14, you state that you also use Adjusted EBITDA to analyze your performance in addition to other performance-related tasks. Please either remove this bullet or present a measure and related disclosure that complies with Item 10(e) of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Risk Factors, page 16

Misappropriation or misuse of our intellectual property…, page 23

3. We note your revised disclosure in response to comment 65 in our letter dated May 3, 2007. Please further revise your disclosure to state the business purpose for licensing to third parties various elements of your trademarks, service marks, trade dress, content and similar proprietary rights on a royalty-free basis.

Unaudited Pro Forma Financial Information, page 37

4. Please remove your presentation of discontinued operations in your pro forma combined condensed statements of operations. Refer to Rule 11-02(b)(5) of Regulation S-X. Such presentation should also be eliminated throughout the Form S-1, such as in the Summary Historical and Pro Forma Combined Consolidated Financial and Other Data.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Critical Accounting Policies, page 51

5. We note that you have included the fair value of acquired businesses as a critical accounting policy in response to comment 32 in our letter dated May 3, 2007. Please revise your disclosure to provide a more detailed explanation regarding your fair valuing of the assets acquired and liabilities assumed. Specifically, state the methods used to fair value the major asset and liabilities categories. Please also include a discussion about the methods used to estimate the useful lives of tangible and definite-lived intangible assets. Finally, please state how the purchase price allocation adjustments impact your consolidated financial statements.

6. We note your statement, "[i]f the carrying value of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is recorded." It is not clear from this statement that you are following the two step goodwill impairment test prescribed in paragraphs 19-22 of SFAS 142. Please revise your policy to ensure that you are complying with the requirements in SFAS 142.

7. We note that for testing goodwill for impairment you are using an operating profit margin of 40% in your discounted cash flow analyses for your DCS Online and Targeted Job Fairs reporting units. Please revise your disclosure to state that the operating profit margin is in line with historical results or to explain why you believe a 40% operating profit margin is obtainable in 2007 and beyond given that for fiscal year 2006 your consolidated operating profit margin is approximately 20%.

Scot W. Melland
Dice Holdings, Inc.
June 4, 2007
Page 3

8. Regarding your testing of indefinite-lived intangible assets, we note your statement, "[t]he determination of whether or not indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units." Please revise your disclosure to clarify that when you testing your indefinite-lived intangible assets, you are estimating those assets' fair values and not your reporting units' fair values.

9. We note that the significant assumptions used in estimating the fair value of your indefinite-lived intangible assets are the discount rate and revenue growth rates. As such, please also include a sensitivity analysis for your revenue growth rates in addition to the discount rate. Also, please tell us why you do not consider the royalty rate a significant assumption. If the royalty rate is a significant assumption, please include the rate used and a sensitivity analysis of the rate.

10. Considering you reversed the valuation allowance recognized in fiscal year 2005 in fiscal year 2006, please quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

11. We note your response to comment 34 in our letter dated May 3, 2007. Specifically, we note that you use Monster Worldwide, Inc.'s average historical volatility rate in your Black-Scholes option-pricing model. We further note that you also use five other public companies financial results to estimate the fair value of your common stock. Please tell us why you are not also taking into consideration the average historical volatility rates for these five companies as well as Monster Worldwide, Inc.

12. We note from your response to comment 35 in our letter dated May 3, 2007 that you are using Monster Worldwide, Inc.; Workstream, Inc.; CNET Networks, Inc.; HouseValues, Inc.; ZipRealty, Inc.; and priceline.com in estimating the market multiples for the guideline companies approach to estimating the fair value of your common stock. Please revise your disclosure to describe the nature of the products and services offered by these companies and why you believe using these companies provides a reasonable basis for determining the market multiples used to estimate fair value of your common stock.

13. Please revise your disclosure to state the multiples of revenue, net income and EBITDA used at each of the stock option grant dates during fiscal year 2006 and the beginning of fiscal year 2007 for which the guideline companies approach was used to estimate fair value of the common stock underlying such grants including the weight assigned to each multiple.

14. We note that you have applied a 20% private company (or marketability) discount, a 10% small business discount, and a 10% discount for the value of preferred to common shares. Please revise your disclosure to (a) explain exactly

what the discount is for; (b) list all of the factors that support the discount percentages; and (c) explain how you estimated the discount based on those factors.

Results of Operations, page 56

15. We note your response to comment 36 in our letter dated May 3, 2007.  While we understand your position for presenting the predecessor and successor periods on a combined basis, we continue to believe such presentation is not appropriate as the combined presentation represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-X and is not comparable.  Please note that we generally object to retroactive pro forma presentation of transactions for periods other than the latest year and interim period except in certain circumstances.  In some cases, retroactive presentations of pro forma revenues and costs of revenues may be meaningful for discussion of trends in MD&A, but more comprehensive presentations (through operating income, for example) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date.  In addition, we believe it is more appropriate to disclose and discuss the separate historical results of the predecessor and successor.  Please revise your MD&A results of operations discussion as appropriate.

Composition of our Board of Directors, page 93

16. Please clarify the nature of the amendment that you expect to make to your Amended and Restated Stockholders Agreement upon consummation of this offering.

Compensation Discussion and Analysis, page 95

17. We note your response to comment 48 in our letter dated May 8, 2007. Please disclose the names in the peer group that the committee analyzes to ensure that the compensation awarded is competitive.

Senior Bonus Plan, page 97

18. We note your response to comment 52 in our letter dated May 8, 2007.  Please disclose the formula by which the bonus pool increases.

19. Please clarify whether the executives did receive any additional allocation from the bonus pool in 2006 as a result of the qualitative assessment by the Compensation Committee.  We understand, based on current disclosure, that any such allocation based on a qualitative assessment would have been in addition to the 158% of the targeted pay contribution that was made as a result of your revenue having exceeded the budgeted target amount.

Principal and Selling Stockholders, page 116

20. We note your response to comment 58 in our letter dated May 8, 2007.  Please also revise the total for all directors and officers as a group in the table.

Dice Holdings, Inc. Consolidated Financial Statements for the Year Ended December 31, 2006

11.  Stock Based Compensation, page F-22

21. We note your response and revised disclosures in response to comment 82 in our letter dated May 3, 2007.  It remains unclear to us why it is reasonable to adjust the fair value of the Series A convertible preferred stock issued as part of the acquisition of eFinancialGroup Limited.  In this regard, the incurrence of indebtedness occurred either prior to or in conjunction with the issuance of the Series A convertible preferred stock.  As such, we would assume that the fair value of the Series A convertible preferred stock incorporates the additional debt.  Furthermore, you are adjusting the fair value for stock options already issued, which we would also assume is already incorporated into determining the fair value of the Series A convertible preferred stock.  Please provide us with a detailed explanation of how you concluded that the fair value of common stock was $2,750 per share as of November 1, 2006 and December 5, 2006 based on the fair value of Series A convertible preferred stock of $3,198 per share as of October 31, 2006.

As appropriate, please amend your registration statement in response to these comments.  You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, New York 10019-6064